
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

September 10, 2009

Mr. Gregory T. Geswein
Chief Financial Officer, Libbey, Inc.
300 Madison Ave.
Toledo, OH 43604

Re: **Libbey, Inc.**
Form 10-K for the year ended December 31, 2008
Definitive Proxy Statement, April 8, 2009
Form 10-Q for the quarter ended March 31, 2009
File No. 1-12084

Dear Mr. Geswein:

We have reviewed your response to our letter dated July 2, 2009 and have the following comments. We ask that you respond within ten business days.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Critical Accounting Estimates

Fixed Assets, page 41

1. We have read your response to our prior comment seven of our letter dated July 2, 2009 and appreciate the additional information. Please address the following:
   - We note that you utilize multiple cash flow scenarios in order to determine fair value. In future filings please discuss the various methods you use and how you weight them.
   - In future filings please quantify the material assumptions (ranges and/or weighted averages) underlying your fair value analyses and quantify the potential impact of changes in each material assumption by providing sensitivity analyses.
   - Please explain how the methodologies used in the current year have changed since the prior year.

Notes to the Consolidated Financial Statements

9. Special Charges, page 71

Facility Closures, page 72

2. We note your response to comment 12 of our letter dated July 2, 2009. Please identify in your response the party or parties who performed the appraisals and confirm that you will incorporate similar disclosure in your future filings.

3. In addition please tell us what consideration you have given to providing the appraiser's consent in compliance with Rule 436 of the Securities Act. We note that you have on file with the Commission a Form S-3 which incorporates by reference this annual report. Please note that if a consent is required to be filed, it can be filed as an exhibit to your next annual report.

Exhibit Index, page 115

4. We note your response to comment 15 of our letter dated July 2, 2009 and see that you have filed the schedules to the credit agreement as Exhibit 4.1 to your most recent quarterly report. However, it appears that you have not filed the exhibits to the credit agreement. Please advise or otherwise file the exhibits with your next Exchange Act report.

Schedule 14A Definite Proxy Statement Filed on April 8, 2009

Summary Compensation Table, page 45

5. We note your response to comment 20 of our letter dated July 2, 2009 that matching contributions are not perquisites. Please note that in accordance with Item 402(c)(2)(ix)(E) of Regulation S-K an issuer's contributions or other allocations to vested and unvested defined contribution plans must be disclosed, and to the extent that the amount of these contributions exceeds the greater of $25,000 or 10% of the total amount of perquisites and personal benefits for a named executive officer, pursuant to Instruction 4 to Item 402(c)(2)(ix), these contributions must be quantified and disclosed in a footnote to the "All Other Compensation" column. To the extent applicable, in your future filings please make the necessary changes to comply with these disclosure requirements.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Era Anagnosti, Attorney, at (202) 551-3369, Andrew Schoeffler, Attorney, at (202) 551-3748 or to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Branch Chief